212-373-3257

212-492-0257

swilliams@paulweiss.com

June 7, 2012

Via EDGAR

Maryse Mills-Apenteng, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549-3628

Re:	BMC Software, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2012 by Elliott Associates, L.P., Elliott International, L.P., Paul E. Singer, Elliott Capital Advisors, L.P., Elliott Special GP, LLC, Braxton Associated Inc., Elliott Asset Management LLC, The Liverpool Limited Partnership, Liverpool Associates Ltd., Elliott International Capital Advisors Inc., Hambledon, Inc., Elliott Management Corporation, Carl James Schaper, Thomas E. Hogan, John M. Dillon and Andreas W. Mattes
File No. 001-16393

Dear Ms. Mills-Apenteng:

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purposes of (i) avoiding penalties under the Internal Revenue code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

Maryse Mills-Apenteng	2

Securities and Exchange Commission

June 7, 2012

The following are the responses of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated June 4, 2012 (the “Comment Letter”), with respect to Elliott’s Schedule 14A filed on May 25, 2012 relating to BMC Software, Inc., a Delaware corporation (the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

2012 Annual Meeting of Stockholders of BMC Software, Inc., page 1

1.	We note your statement on page 3, repeated on page 7, that a combination of execution missteps and an increasingly competitive market have resulted in underperformance and deterioration of stockholder value. We also note your statement on page 3 that “the Company has undergone a difficult transition from a mainframe tools vendor to a relevant player in the IT Management space.” Opinions and beliefs should be characterized as such, and support therefor should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. Please provide supplemental information, or further disclosure in the document as appropriate, to support these statements. In addition, provide support for your statement in the penultimate sentence on page 18 that executive compensation has been poorly aligned with performance. Further, where support for your statements is based on sources such as reports, articles, or internal estimates, please provide for our review copies of the documents marked to identify the cited information.

Response:

In response to the Staff’s comment, Elliott has revised the statements on pages 3, 7 and 18.

2.	With respect to your statement that the adoption of Proposal 5 could have the effect of counteracting any unilateral adoption, amendment or repeal of the bylaws by the board of directors that would countermine the will of the stockholders, please clarify that counteracting any such actions taken by the board could also have the effect of countermining the will of the stockholders, if the stockholders happened to support the particular action taken.

Response:

In response to the Staff’s comment, Elliott has revised the disclosure as requested.

3.	Please provide the statement required by Rule 14a-4(d)(iv) in your proxy statement.

Maryse Mills-Apenteng	3

Securities and Exchange Commission

June 7, 2012

Response:

In response to the Staff’s comment, Elliott has provided the statement required by Rule 14a-4(d)(iv) in the proxy statement.

4.	You characterize your nominees, as opposed to the company’s nominees, as having “new ideas and open minds.” Please revise this statement so that it is consistent with your stated intent, which appears to principally consist of finding appropriate strategic and/or financial buyers for the company.

Response:

In response to the Staff’s comment, Elliott respectfully refers the Staff to its revised disclosure on pages 3 and 7, which describes a range of potential pathways to delivering value to stockholders which Elliott believes would be among those considered by its nominees. Those pathways include potential changes to the Company’s capital structure or to its use of capital, and operational improvements, as well as potential strategic transactions. The reference to new ideas and open minds refers to a willingness to explore the full range of possibilities described in this disclosure.

Who are the Nominees?, page 8

5.	Please disclose the date that Mr. Schaper commenced employment at Golden Gate Capital. Likewise, disclose the dates that Mr. Dillon commenced employment at TransAct Technologies and Engine Yard.

Response:

In response to the Staff’s comment, Elliott has disclosed the date that Mr. Schaper commenced his association with Golden Gate Capital and the dates that Mr. Dillon commenced employment at TransAct Technologies and Engine Yard.

6.	Please revise the last sentence of the penultimate paragraph to state affirmatively your belief as to the independence of the Nominees. You are responsible for the reliability and completeness of the disclosure, even if it has been derived from outside sources of information.

Response:

In response to the Staff’s comment, Elliott has revised the disclosure as requested.

How many shares of Common Stock must be voted in favor of the other proposal described in this proxy statement?, page 12

Maryse Mills-Apenteng	4

Securities and Exchange Commission

June 7, 2012

7.	Please disclose the treatment and effect of broker non-votes for the proposals you describe in this section. Refer to Item 21 of Schedule 14A. Alternatively, you may make a clear reference to the relevant disclosure appearing in the company’s proxy statement. See Rule 14a-5(c).

Response:

In response to the Staff’s comment, Elliott has disclosed the treatment and effect of non-broker votes for each of the proposals described in this section.

8.	Please revise the first sentence of the paragraph describing Proposal 4 to disclose that the proposal relates to approving the company’s executive compensation on an advisory basis rather than approving the advisory vote. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, Elliott has revised the disclosure as requested.

9.	Please revise to reflect that brokers may not vote on Proposal 3, given that this is a contested election, or advise us as to why you believe otherwise. Alternatively, you may make a clear reference to the relevant disclosure appearing in the company’s proxy statement. See Rule 14a-5(c).

Response:

In response to the Staff’s comment, Elliott has revised the disclosure as requested.

How do I revoke a proxy?, page 14

10.	Please clarify that a security holder may revoke a previously submitted proxy by submitting any later-dated proxy, not just a later-dated green proxy.

Response:

In response to the Staff’s comment, Elliott has revised the disclosure as requested.

Solicitation of Proxies, page 20

11.	Please file Appendix I that you refer to in the second sentence in this section or advise.

Maryse Mills-Apenteng	5

Securities and Exchange Commission

June 7, 2012

Response:

In response to the Staff’s comment, Elliott notes that the reference to Appendix I was an error and has been revised to refer to Annex A instead.

12.	You disclose the anticipated total expenses in the last paragraph on page 20. Please also disclose the expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

Response:

In response to the Staff’s comment, Elliott has disclosed the expenditures to date.

13.	Please disclose the anticipated cost of the services of MacKenzie. See Item 4(b)(3)(ii) of Schedule 14A.

Response:

In response to the Staff’s comment, Elliott has disclosed the total anticipated cost of the services of MacKenzie.

Form of Proxy

14.	You state under “Other Matters” that proxy holders may exercise their discretionary authority to vote in favor of an adjournment or postponement of the annual meeting. We do not consider the adjournment of an annual meeting to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c). If you wish to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that shareholders may expressly grant you this authority.

Response:

In response to the Staff’s comment, Elliott respectfully notes that it does not intend to seek authority to vote proxies for the above stated purpose.

*                            *                             *                             *                            *

Together with this response, Elliott and the other filing persons are filing an Amendment No. 1 to amend the proxy statement in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, Elliott and the other filing persons acknowledge that: Elliott and such other filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking

Maryse Mills-Apenteng	6

Securities and Exchange Commission

June 7, 2012

any action with respect to the filing; and Elliott and the other filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert B. Schumer at (212) 373-3097 or Steven J. Williams at (212) 373-3257.

Very truly yours,

/s/ Steven J. Williams

Steven J. Williams